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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 2)

SOLICITATION/RECOMMENDATION STATEMENT
PURSUANT TO SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934

MERCURY INTERACTIVE CORPORATION
(Name of Subject Company)

MERCURY INTERACTIVE CORPORATION
(Name of Person(s) Filing Statement)

Common Stock, par value $0.002 per share
(Title of Class of Securities)

589405109 (Common Stock)
(CUSIP Number of Class of Securities)

Anthony Zingale
Chief Executive Officer
379 North Whisman Road
Mountain View, California 94043-3969
(650) 603-5200
(Name, address and telephone number of person authorized to receive notice and communications on behalf of the person(s) filing statement).

With a Copy to:

Bruce A. Mann, Esq.
Michael O'Bryan, Esq.
Jaclyn Liu, Esq.
Morrison & Foerster LLP
425 Market Street
San Francisco, California 94105
(415) 268-7000

        This Amendment No. 2 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission (the "SEC") on August 17, 2006 (as previously filed with the SEC and as the same may be amended or supplemented from time to time, the "Schedule 14D-9"), by Mercury Interactive Corporation ("Mercury" or the "Company"), a Delaware corporation, relating to the tender offer made by Mars Landing Corporation ("Offeror"), a Delaware corporation and wholly-owned subsidiary of Hewlett-Packard Company ("Hewlett-Packard"), a Delaware corporation, as set forth in a Tender Offer Statement filed by Offeror and Hewlett-Packard on Schedule TO, dated August 17, 2006 (as previously filed with the SEC and as the same may be amended or supplemented from time to time, the "Schedule TO"), to purchase all of the outstanding shares of common stock of the Company at a price of $52.00 per share, net to the seller in cash without interest thereon, less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 17, 2006, and in the related Letter of Transmittal. Any capitalized terms used and not otherwise defined herein shall have the meaning ascribed to such term in the Schedule 14D-9.

        All information in the Schedule 14D-9 is incorporated in this Amendment No. 2, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 4.    The Solicitation or Recommendation.

        The second paragraph of the subsection entitled "(d) Opinion of Mercury's Financial Advisor—Selected Companies Analysis" in Item 4 of the Schedule 14D-9 is amended and supplemented with the addition of the following sentences at the end of the second paragraph:

        "In particular, each of the selected companies is a U.S. infrastructure software company that has an equity market capitalization in excess of $1 billion, has profit margins that are generally comparable to that of Mercury, and sells software primarily to business enterprises with more than $200 million in revenue. This analysis may not necessarily utilize all companies that could be deemed comparable to Mercury."

Item 8.    Additional Information.

        The subsection entitled "Top-Up Options" in Item 8 of the Schedule 14D-9 is amended and restated as follows:

"Top-Up Options.

50% Top-Up Option.

        In order to offset the dilutive impact of the issuance of Common Stock pursuant to the exercise of any outstanding options of the Company or the conversion of any other securities of the Company that are convertible into shares of Common Stock following the time that Offeror acquires a majority of the Common Stock pursuant to the Offer, the Company granted to Offeror an irrevocable option (the "50% Top-Up Option"), exercisable only after Offeror acquires a majority of the Common Stock pursuant to the Offer and prior to the earlier to occur of (i) the record date for the Mercury stockholders' meeting and (ii) the termination of the Merger Agreement, to purchase that number of shares of Common Stock (the "50% Top-Up Option Shares") equal to the lowest number of shares of Common Stock that, when added to the number of shares of Common Stock owned by Offeror at the time of such exercise, shall constitute one share more than 50% of the shares of Common Stock then outstanding (assuming the issuance of the 50% Top-Up Option Shares) at a price per share equal to the Offer Price; provided, however, that in no event shall the 50% Top-Up Option be exercisable for a number of shares of Common Stock in excess of the Company's then authorized and unissued shares of Common Stock. Based on 89,197,029 shares of Common Stock outstanding as of the close of business on August 1, 2006, the Company believes that Offeror must initially purchase at least 44,598,515 shares

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of Common Stock pursuant to the Offer before Offeror will be eligible to exercise the 50% Top-Up Option.

90% Top-Up Option.

        Pursuant to the terms of the Merger Agreement, the Company also granted to Offeror an irrevocable option (the "90% Top-Up Option"), exercisable only after Offeror acquires a majority of the Common Stock pursuant to the Offer and prior to the earlier to occur of (i) the effective time of the Merger and (ii) the termination of the Merger Agreement, to purchase that number of shares of Common Stock (the "90% Top-Up Option Shares") equal to the lowest number of shares of Common Stock that, when added to the number of shares of Common Stock owned by Offeror at the time of such exercise, shall constitute one share more than 90% of the shares of Common Stock then outstanding (assuming the issuance of the 90% Top-Up Option Shares) at a price per share equal to the Offer Price; provided, however, that in no event shall the 90% Top-Up Option be exercisable for a number of shares of Common Stock in excess of the Company's then authorized and unissued shares of Common Stock. Based on 89,197,029 shares of Common Stock outstanding as of the close of business on August 1, 2006, the Company believes that Offeror must initially purchase at least 44,598,515 shares of Common Stock pursuant to the Offer before Offeror will be eligible to exercise the 90% Top-Up Option. Based on 470,802,971 shares of Common Stock authorized and unissued and 89,197,029 shares of Common Stock outstanding, both as of the close of business as of August 1, 2006, and assuming Offeror purchases 44,598,515 shares of Common Stock pursuant to the Offer, the number of 90% Top-Up Option Shares would equal, and the number of shares of Common Stock that the Company would have to issue upon Offeror's exercise of the 90% Top-Up Option is, 356,788,112 shares of Common Stock at a price per share equal to the Offer Price.

        The above number of authorized and unissued shares of Common Stock and the number of 90% Top-Up Option Shares assume no exercise of stock options to purchase Common Stock outstanding as of August 1, 2006, no exercise of any purchase rights pursuant to the Company's employee stock purchase plan outstanding as of August 1, 2006, no conversion of the Company's 4.75% Convertible Subordinated Notes due 2007 and Zero Coupon Senior Convertible Notes due 2008, and the inclusion of 10,458,500 shares of Common Stock held in treasury as of August 1, 2006."

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SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 6, 2006.
	By:	/s/ DAVID J. MURPHY
Name: David J. Murphy Title: Senior Vice President and Chief Financial Officer

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